400 Berwyn Park

899 Cassatt Road

Berwyn, PA 19312-1183

610.640.7800

Fax 610.640.7835

John P. Duke

direct dial: 610.640.7839

direct fax: 267.200.0753

dukej@pepperlaw.com

May 17, 2005

VIA EDGAR AND HAND DELIVERY

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

Attention:	Peggy Kim, Esq., Senior Counsel
David Roberts, Esq., Staff Attorney
Dan Gordon, Accounting Branch Chief
Kristi Beshears, Accountant

Re:	Kenexa Corporation

Comments to Registration Statement on Form S-1 filed April 12, 2005

Commission File No. 333-124028

Ladies and Gentleman:

On behalf of Kenexa Corporation (the “Company”), in connection with the Company’s Registration Statement No. 333-124028 on Form S-1 (the “Registration Statement”) for the proposed initial public offering of its common stock (the “IPO”), we respectfully submit this letter in response to comments by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated May 9, 2005 (the “Comment Letter”). Page references contained in the response are to Amendment No. 1 to the Registration Statement, which is being filed concurrently with this response. For convenience of reference, we have recited your comments in bold face type and have followed each comment with the related Company response thereto. Additionally, supplemental information is being provided in this letter and under separate cover in response to certain of the Staff’s comments.

Securities and Exchange Commission

May 17, 2005

Form S-1

General Comments

1.	In your next amendment, please include all non-Rule 430A information.

The Company has revised the Registration Statement to eliminate substantially all blanks, other than the price range (which has not yet been determined) and information dependent upon the price range, and information that may be omitted under Rule 430A. The price range, as well as related information and any remaining blanks, other than information that may be omitted under Rule 430A, will be included in a subsequent pre-effective amendment to the Registration Statement which will be filed prior to the distribution of a preliminary prospectus.

2.	We note your use of the term “Company” throughout the prospectus. Since this term is vague and abstract, please revise to use your actual company name or a shortened version of it throughout your document.

The Company has revised the Registration Statement in response to the Staff’s comment.

3.	Please supplementally provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus.

The Company is providing the Staff with the requested graphics and logos supplementally under separate cover.

4.	We note that in the press release dated February 11, 2005, you make statements that do not appear in the prospectus. Please provide supplemental support for these statements or advise us:

•	“We’re delighted to report an outstanding year for Kenexa Europe....[and] massive demands...”

•	“A leading international consumer electronics vendor expanded....”

Please describe any material agreements and discuss your Kenexa Europe operations in the prospectus.

The revenues of the Company’s UK subsidiary increased from approximately $1.3 million for the year ended December 31, 2003 to approximately $2.6 million for the year ended December 31, 2004, representing a 100% increase.

The Company advises the Staff that the “leading international consumer electronics vendor” referred to in the press release is Philips International B.V., one of the Company’s top 20 customers by revenue for the year ended December 31, 2004. Philips

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May 17, 2005

purchased $1.3 million of solutions from the Company in 2004.

The Company advises the Staff that it does not have any material agreements with respect to its European operations. The Company further advises the Staff that no single client, including Philips International B.V., accounted for more than 10% of the Company’s revenue for the year ended December 31, 2004, or is otherwise material to the Company’s business. Please see page 66 of the Registration Statement.

In response to the Staff’s comment, the Company has expanded its disclosure on page 36 of the Registration Statement regarding the Company’s European and other non-U.S. operations. The Company advises the Staff that the revenue from its non-US operations represented only 8.8% of the Company’s revenue for 2004 of approximately $46.3 million. Please also see the Company’s response to the Staff’s Comment 48 below.

5.	The basis for comparative factual assertions and for your management’s beliefs must be clear from the text of the prospectus or provided supplementally to us. Please revise your disclosure throughout the document to address our concerns, or advise us supplementally as necessary. In providing supplemental support, clearly mark the location of the information you believe is supportive of the statement referenced. We note, for example, but without limitation that you state:

•	on pages 1, 31 and 48 that you “are a leading provider of software, services and proprietary content that enable organizations to more effectively recruit and retain employees;”

•	on pages 2 and 51 that you “are a leading provider of talent acquisition and employee performance management solutions;”

Please note that your disclosure should clarify the extent and nature of your competition and your relative industry position in a manner consistent with Item 101(c)(1)(x) of Regulation S-K.

The Company respectfully advises the Staff on a supplemental basis that its belief is supported by information in the following reports and articles, each of which is being supplementally provided to the Staff under separate cover:

1.	Workforce LifeCycle Management—The New Frontier for Human Capital Management, The Yankee Group, March 2005;

2.	“Fact Sheet—Human Capital Management,” CIO Insight, January 2005;

3.	“The Lucky Thirteen—13 Companies Who Are Providing True End-To-End RPO,” HRO Today, July/August 2004;

4.	“Hot List—Applicant Tracking System Software Providers,” Workforce Management, February 2005.

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May 17, 2005

5.	E-Recruitment Software MarketScope, Gartner, Inc., November 18, 2004; and

6.	E-Recruitment Software Market Trends, Gartner, Inc., November 18, 2004.

The Company believes that this supplemental information provides qualitative and quantitative support for the Company’s leadership position and how the Company compares to competitors in certain quantitative terms. The Company respectfully submits that expanded disclosure regarding the basis for the leadership claim is not necessary.

6.	Please clearly explain your business with the goals of plain English in mind. The first time you utilize industry jargon and technical terms please either define the terms or refrain from using them. In this regard, please either revise to explain or delete the following terms:

•	human capital management

•	scalable talent acquisition

•	candidate sourcing

•	dynamic workflows

•	software modules

The Company has revised the disclosure in the Registration Statement in response to the Staff’s comments as follows:

•	the term “human capital management” has been defined on page 3 of the Registration Statement.

•	the term “scalable talent acquisition” has been defined on page 58 of the Registration Statement.

•	the term “candidate sourcing” has been defined on page 63 of the Registration Statement.

•	the term “dynamic workflows” has been defined on page 64 of the Registration Statement.

•	the references to the term “software modules” have been amended to refer to “software applications.”

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May 17, 2005

7.	Please avoid use of the term “solution” as it is jargon. Its use implies that a problem is being solved when in fact none has been presented. Instead of using the term solution, describe your actual services. Please revise throughout your filing as necessary.

In response to the Staff’s comment, the Company respectfully submits that the term “solution” is an accepted and common industry term understood by companies, their customers and the investing public. The Company advises the Staff that the term is widely used by software companies and is used to refer to the combination of software applications with services to fulfill a particular customer’s needs and requirements. The Company has defined the term in context the first time it appears in the Prospectus Summary, Management’s Discussion and Analysis of Financial Condition and Results of Operations and Business sections of the Registration Statement. Where appropriate, the Company refers in the Registration Statement to only software or only services. However, the Company believes that using the phrase “a combination of software applications and services” in each instance where solution appropriately appears would be cumbersome and would not aid a potential investor’s understanding of the Company’s business.

8.	Please supplementally confirm that that you have reasonable assurance from The Nasdaq Stock Market that your securities will be listed on that exchange. Refer to the Note to Item 202 of Regulation S-K.

The Company will supplementally confirm that it has received reasonable assurance from The Nasdaq Stock Market, Inc. (“Nasdaq”) that its securities will be listed on the Nasdaq National Market promptly after receipt of such assurance from Nasdaq.

Prospectus Cover

9.	Please clarify your discussion of the over-allotment to state that the selling stockholders will only sell to cover the over allotment, as disclosed on page 93.

The Company has revised the cover page of the prospectus included in the Registration Statement in response to the Staff’s comment.

10.	Please revise to delete the disclaimer in the last paragraph. Please note that the registrant is responsible for the accuracy of information in the prospectus.

The Company acknowledges the Staff’s comment, and in response thereto, the Company has revised the disclosure on the inside front cover of the prospectus included in the Registration Statement.

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May 17, 2005

Summary

11.	Please revise your summary to present a more balanced description of your business. For example, please revise the forepart of your summary to note the following:

•	that you have a history of significant losses and note the amount of those losses;

•	that you have an accumulated deficit and note the amount of that deficit; and

•	that you operate in a highly competitive market with low barriers to entry.

In addition, please provide a brief summary of the most significant risks associated with an investment in your shares. The cross-reference on page 4 is not sufficient to provide balance.

The Company has added disclosure to the Prospectus Summary section in response to this comment and the Staff’s other comments to this section and believes that the disclosure is balanced and complies with the requirements of Item 503 of Regulation S-K.

With respect to significant losses and the amount of those losses, the Company advises the Staff that its net losses in 2003, 2004 and the first quarter of 2005 are solely the result of the reclassification of the Company’s preferred stock as liabilities and the corresponding write-up to fair value pursuant SFAS 150 recorded as non-cash interest expense. Except for this non-cash charge, the Company was profitable for each of 2003, 2004 and the first quarter of 2005.

12.	We note your summary contains a lengthy description of your business and business strategy. Further, we note the identical disclosure appears later in your prospectus. For instance your “Emergence of on Demand Applications” section is for the most part repeated verbatim on page 50. Your summary should not merely repeat the text of the prospectus section by section, but should instead provide a brief overview of the key aspects of the offering. You should consider and identify only those aspects of the offering that are the most significant and determine how best to highlight those points. Refer to Item 503(a) of Regulation S-K, and Part IV.C. of Securities Act Release No. 7497.

The Company has revised the Prospectus Summary section in the Registration Statement in response to the Staff’s comment.

13.	We note on page 25 that 495,250 outstanding warrants will be exercised in connection with this offering pursuant to an investor agreement. In that regard, advise us why you have excluded the resulting 495,250 outstanding shares of common stock from the number of shares to be outstanding after the offering in The Offering section on page 4 and in the dilution table on page 28.

The Company advises the Staff that there are two classes of outstanding warrants, with each class exercisable for an aggregate of 495,250 shares. One class of warrants is held by certain of the Company’s principal shareholders, and the other class is held by the Company’s management team. The class of warrants held by certain of the principal

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May 17, 2005

shareholders will be exercised in connection with the IPO pursuant to the terms of the investor agreement. The class of warrants held by management will terminate upon the completion of the IPO.

14.	Please refer to the last paragraph on page 5. We note that you disclose the ownership percentage of affiliates. Please revise to disclose the amounts to be paid to affiliates.

The Company has added disclosure on page 5 of the Registration Statement in response to the Staff’s comment.

15.	Please supplementally provide us with highlighted copies of any study or report that you cite or on which you rely. For example, we note that you refer to the Bureau of Economic Analysis, HR Magazine, IDC, Aberdeen Group, the U.S. Bureau of Labor Statistics and the Employment Policy Foundation, both here and in the Business section. Confirm that the industry reports or studies that you rely on were not prepared for you and that you did not compensate the party that prepared these reports or studies. Alternatively, please file the experts’ consent as Exhibits.

The Company is supplementally providing to you under separate cover highlighted copies of the relevant portions of the studies and reports cited in the Registration Statement. Except as noted in the following sentence, no compensation was paid to the party that prepared the report or study. The Company advises the Staff that the Company, along with several of the Company’s competitors, sponsored the Aberdeen Group report; however, this report was not prepared solely for the benefit of the

Company. The Company further advises the Staff that none of these studies and reports were prepared in contemplation of the IPO.

16.	On page 33, you state that you derive revenue from subscription revenues and fees for discrete professional services. Please revise this section to discuss this fact.

The Company has added disclosure on page 1 of the Registration Statement in response to the Staff’s comment.

Risk Factors, page 8

General

17.	We note your disclosure in the paragraph on page 33 that begins: “[a]though we did not decide to initiate a process for an initial public offering until after the share repurchase....” Please revise to include a risk factor that describes the specific legal risk, any potential violation, and the facts surrounding the violation. We may have further comment.

The Company has added a risk factor captioned “We may be exposed to claims relating to our repurchase of shares of our common stock prior to this offering” on page 12 of the Registration Statement in response to the Staff’s comment.

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18.	We note that $8.5 million (or 26%) of your $33 million in assets consists of goodwill. Given your history of losses please add a risk factor addressing the potential impairment of this asset. This disclosure should include a discussion of your previous write-downs of goodwill as discussed on page F-16.

The Company has added a risk factor captioned “Any impairment in the value of our goodwill will result in an accounting charge against our earnings, which could negatively impact our stock price” on page 18 of the Registration Statement in response to the Staff’s comment.

19.	Mitigating statements are not appropriate in the risk factor discussion. Please revise your risk factors to remove all mitigating language. For example:

•	on page 12, you state that “although we test our software for defects or errors prior to product release.”

•	on page 14, you state that “although we believe that there are commercially reasonable software alternatives to the third-party software we currently license.”

•	on page 14, you state that “although wage costs in India for skilled information technology professionals are significantly lower than in the United States.”

The Company has revised the Risk Factor section in response to the Staff’s comment.

20.	Please include a risk factor discussing your financial position. This disclosure should include a discussion of your highly leveraged position, the fact that you have a history of significant losses, and the fact that you have an accumulated deficit. Also, please note your cash balance as of the most recent practicable date.

The Company has added a risk factor captioned “We have a history of operating losses after interest on mandatory redeemable shares and we cannot assure you that we will achieve profitability” on page 12 of the Registration Statement in response to the Staff’s comment.

If our security measures are breached and unauthorized access is obtained to client data, clients may curtail or stop their use of our solutions, which would harm our business, operating results and financial condition, page 11

21.	Clarify this risk factor to state whether you have experienced any compromises or breaches of your security systems described in this risk. If you have experienced such compromises or breaches, discuss why they occurred and how often they have occurred.

The Company supplementally advises the Staff that it has not experienced any compromises or breaches of its security systems, and the Company has revised this risk factor to reflect such fact.

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May 17, 2005

22.	Please revise to discuss the specific risk of identity theft to your business.

The Company has added a risk factor captioned “Because our products collect and analyze applicants’ and employees’ stored personal information, concerns that our products do not adequately protect the privacy of applicants and employees could limit future sales of our products” on page 12 of the Registration Statement in response to the Staff’s comment.

We intend to increase sales and marketing efforts to clients outside the United States...page 12

23.	Please revise to identify the countries in which you intend to expand.

The Company has revised the risk factor disclosure on page 12 of the Registration Statement in response to the Staff’s comment.

24.	We note that you list numerous risks in bulleted form. Please separately describe each material risk.

The Company has revised the risk factor disclosure on page 12 of the Registration Statement in response to the Staff’s comment.

25.	Please discuss any specific risks in connection with your operations in India. We note that you only discuss wage costs on page 14.

The Company has revised the risk factor disclosure on page 14 of the Registration Statement in response to the Staff’s comments.

If we do not retain key personnel, our ability to manage our business and continue our growth could be negatively impacted, page 15

26.	You indicated that you are dependent on senior management and other key employees. Revise to identify all employees upon whom you are dependent. For example, if senior management refers to those executives in the Management section, so state. Also, if there are other key employees, outside of the executives in the Management section, upon whom you depend please revise to identify the individuals.

The Company has revised the risk factor disclosure on page 15 of the Registration Statement in response to the Staff’s comment.

27.	Please supplementally disclose whether you have entered into employment agreements with any members of management or any of your key employees. If you have not entered into employment agreements with all of these individuals, please revise the risk factor to note this fact.

The Company advises the Staff that it does not have employment agreements with any of its employees. The Company has revised the risk factor to note this fact.

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28.	Please move your discussion regarding your chief financial officer’s legal problems to a separate risk factor given that this discussion is not relevant to the risk identified in the risk factor heading.

The Company has moved the risk factor discussion regarding its chief financial officer’s litigation to a separate risk factor on page 16 of the Registration Statement captioned “Our chief financial officer is a defendant in litigation that may require a significant amount of his attention.”

Failure to implement the appropriate controls and procedures to manage our growth could harm our growth, business, operating results and financial condition, page 15

29.	Please revise to discuss the financial risks involved in your rapid growth. The discussion should include the estimated costs associated with the significant increase in the number of personnel that you expect in 2005.

The Company has revised the risk factor disclosure on page 24 of the Registration Statement in response to the Staff’s comment.

The requirements of being a public company may strain our resources and distract management, page 16.

30.	We note that this risk factor appears to be generic to all public companies. Please delete, or revise to describe the specific risks to your company.

The Company has revised the risk factor disclosure beginning on page 24 of the Registration Statement in response to the Staff’s comment.

Risks Related to this Offering, page 18

31.	Please discuss the risk that you do not anticipate paying dividends.

The Company has added a risk factor captioned “We do not intend to pay dividends for the foreseeable future” on page 21 of the Registration Statement

If you purchase shares of our common stock in this offering you will experience substantial and immediate dilution, page 20

32.	You note that shareholders “will experience additional dilution upon the exercise of options to purchase common stock under our equity incentive plans or if we issue restricted stock to our employees under these plans.” Please revise to note that your shareholders will also experience dilution if you were to issue additional shares of common stock.

The Company has revised its disclosure on page 21 of the Registration Statement in response to the Staff’s comment.

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Use of Proceeds, page 22

33.	We note disclosure on page 20 that management will have broad discretion concerning the use of net proceeds from this offering. Please revise to discuss the specific contingencies and alternatives to the identified uses that accompany the reservation to change the use of proceeds. Refer to instruction 7 of Item 504 of Regulation S-K.

The Company has added disclosure on page 24 of the Registration Statement in response to the Staff’s comment.

Redemption and Conversion Transaction, page 23

34.	Since your initial public offering triggers the redemption and conversion of your other outstanding securities, please revise this section to specify the amounts of common stock or cash that will be issued to each class of stockholders in connection with this public offering. For each series of preferred stock, revise to disclose the total amounts of cash and stock that will be issued to holders if 0%, 50%, and 100% cash is elected. Please also describe the timing of these issuances of common stock upon redemption or conversion and any cash payments.

The Company supplementally advises the Staff that the amount of common stock and cash that will be issued to each class of shareholders in connection with the IPO is set forth in the investor agreement. The relative amounts of cash and stock to be issued in respect of the redemption of the preferred stock is based on a formula contained in the investor agreement. The terms of the investor agreement are described beginning on page 25 of the Registration Statement. The Company has also added clarifying disclosure on page 26 of the Registration Statement.

Capitalization, page 26

35.	Please revise to state whether the election of cash, shares or a combination of cash and shares is made by the preferred stockholder or by Kenexa.

The Company respectfully advises the Staff that there is no election to be made by either the preferred shareholders or the Company. The allocation of cash, shares or a combination of cash and shares is set forth in the investor agreement. Please see the Company’s response to the Staff’s Comment 34 above.

36.	Please quantify the minimum return levels that may trigger further issuances of common stock to class C common stockholders.

The holders of shares of class C common stock are entitled to up to 36.66667 shares of common stock in respect of each share of class C common stock outstanding if the Company fails to meet certain minimum return thresholds set forth in complex formulas in the articles of incorporation. The Company has determined that the minimum return levels set forth in the articles of incorporation will not be met in connection with the IPO, and therefore the Company has agreed in the investor agreement that it will issue an

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additional 36.66667 shares of common stock in respect of each share of class C common stock outstanding. The Company has added clarifying disclosure setting forth the aggregate number of additional shares issued as a consequence of the minimum return provisions on page 26 of the Registration Statement.

37.	Please quantify the aggregate dividend payments to holders of Series A and B preferred stock in connection with this IPO. Please revise your use of proceeds to include these dividend payments. For each class of preferred, please also quantify the aggregate number of additional common stock that will be issued as a “participation factor.”

The Company advises the Staff that no dividends will be paid in respect of shares of series A preferred stock or series B preferred stock in connection with the IPO or upon the redemption of such shares. The aggregate value of the accrued but unpaid dividends is added to, and becomes part of, the redemption price, a portion of which will be satisfied in cash. The Use of Proceeds section includes the full amount of such cash payments. No shares of common stock are issued as a “participation factor”; rather, the participation factor is a dollar amount equal to the per share IPO price multiplied by 11.667 shares in the case of each share of series A preferred stock and 25.134 shares in the case of each share of series B preferred stock.

38.	Please revise to clarify what payments are included in the “aggregate redemption value.”

The Company advises the Staff that the components of the per share “redemption value” are set forth on pages 25 and 26 of the Registration Statement. The Company has revised each of these paragraphs to conform the use of the term “redemption value.”

Capitalization, page 26

39.	Revise to remove the caption relating to cash and cash equivalents from your presentation of capitalization since this is not part of your capitalization.

The Company has revised the capitalization table on page 28 of the Registration Statement in response to the Staff’s comment.

Selected Consolidated Financial Data, page 29

40.	Revise to include obligations related to capital leases in your consolidated balance sheet data. Refer to Item 301 of Regulation S-K.

The Company has revised its selected consolidated balance sheet data on page 32 of the Registration Statement in response to the Staff’s comment.

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Managements Discussion and Analysis of Financial Condition and Results of Operations, page 31

Overview, page 31

41.	You state that as of “December 31, 2004, [you] had a client base of approximately 2,100 companies.” Supplementally please provide us with your criteria for whom or what you consider a “client.”

The Company advises the Staff that it has revised its disclosure throughout the Registration Statement to refer to the Company’s clients as of March 31, 2005. The Company supplementally advises the Staff that it considers a client as of March 31, 2005 to be any party that it has billed during the prior 12 months.

42.	We note that on page 41 you state that you “transitioned” operations to India in 2004. Please discuss how this will impact your operations going forward.

In response to the Staff’s comment, the Company has revised the disclosure on page 44 of the Registration Statement.

Background, page 31

43.	Refer to the third full paragraph on page 32. Please quantify the amount paid to repurchase common stock from your co-founder.

The Company has added disclosure on page 34 of the Registration Statement in response to the Staff’s comment.

44.	Please further describe the facts and claims in connection with the share repurchase in December 2004.

The Company supplementally advises the Staff that no claims are pending or, to the Company’s knowledge, threatened against it in connection with the share repurchase. In addition, in response to the Staff’s Comment 17 above, the Company has added a risk factor on page 21 of the Registration Statement regarding the share repurchase.

Sources of Revenue, page 33

45.	We note that the subscription term is one to three years. Please revise to clarify when payments are received. Specifically, is the total amount paid when you enter into a subscription contract, or are annual payments made? Please disclose the percentage of total subscriptions that you expect will terminate in one, two, and three years, so that investors may understand the future impact on revenues.

The Company respectfully advises the Staff that the disclosure on page 35 of the Registration Statement provides that revenue from subscription fees is recognized ratably over the term of the subscription agreement and that the Company generally invoices its

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clients for subscription agreements on an up-front monthly or quarterly basis. The Company has added clarifying disclosure on page 35 of the Registration Statement. The Company respectfully advises the Staff that it does not have a sufficient basis to determine the percentage of total subscriptions that will terminate in future years because most contracts provide for automatic renewal absent action taken to the contrary by the client.

46.	In the second full paragraph, you state that your clients “have the right to terminate their contracts and are not obligated to renew their subscriptions for our solutions after the expiration of the initial terms of their subscription agreement.” Please revise your disclosure to elaborate on your clients’ right to terminate their contracts. For example, please state whether there are any penalties for clients canceling their contracts and whether your clients are refunded any advance payments made to you.

The Company has added disclosure on page 35 of the Registration Statement in response to the Staff’s comment to clarify generally the terms upon which its clients may terminate their subscription agreements and to disclose that, in general, customers that terminate their subscription agreements with the Company do not have a right to refunds of advance payments.

47.	In the first full paragraph on page 34, you state that you “intend to expand the international distribution and sale of [your] solutions.” Please revise to discuss the estimated costs of this intended expansion and whether you have entered into any material commitments regarding this expansion.

The Company advises the Staff that it currently has no specific plans or commitments for international expansion. The Company has revised the disclosure on page 36 of the Registration Statement accordingly.

48.	We note that you state that substantially all of your revenue is generated from within the U.S. Further, we note that in 2004 you derived 8.3% from outside the United States. Please list the countries in which this revenue was generated.

The Company has added disclosure on page 36 of the Registration Statement in response to the Staff’s comment. Other than revenue from the Netherlands, the United Kingdom and Canada, the Company derives only de minimis amounts of revenue (i.e., less than 0.2%) from other countries.

Operating Expense, page 34

49.	Please revise to explain why you do not expect the service component of your solutions to increase consistent with the other components of your solution.

The Company has revised the disclosure on page 36 of the Registration Statement to delete the sentence regarding the service component of its solutions under “Cost of Revenue.”

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Key Performance Indicators, page 35

50.	Please disclose and discuss your non-financial performance indicators that management uses to manage and assess the business and that would be material to investors. Refer to SEC Release 33-8350.

The Company supplementally advises the Staff that it does not use non-financial indicators to manage its business.

51.	Under your discussion of subscription-based fee revenue and net cash provided by operating activities, you note that you expect the trends in these balances to continue. Please revise to state the reasons for those beliefs.

The Company has added disclosure on pages 37 and 38 of the Registration Statement in response to the Staff’s comment.

Accounting for Stock-Based compensation, page 38

52.	We note that you granted 81,000 options during the year ended December 31, 2004. As recommended by the AICPA Practice Aid: Valuation of Privately-Held-Equity Securities Issued as Compensation, please disclose 1) whether the valuation used to determine the fair value of the equity instruments was contemporaneous or retrospective and 2) the intrinsic value of outstanding vested and unvested options based on the estimated IPO price as of the most recent balance sheet date. It also appears that all valuations of your common stock have been performed internally. In that regard, please also disclose a discussion of each significant factor contributing to the difference between the fair value as of the date of each grant and the estimated IPO price, the valuation alternative selected and the reason management chose not to obtain a contemporaneous valuation by an unrelated valuation specialist.

Unlike many companies in the software industry, the Company has historically granted stock options to employees with exercise prices that were higher than the fair value of the underlying common stock. The Company advises the Staff that its philosophy is for the exercise price to represent targets used to encourage and motivate employees to be catalysts in increasing the value of the Company and its common stock as the options vest over time. (For example, the Company’s board of directors (the “Board”) granted to employees options to purchase 81,000 shares of common stock in January 2004 with exercise prices equal to $3.50 and $3.70 per share, but the Board had determined at the time of the grant that the fair value of its common stock was $2.70 per share.) From 1992 through 2004, the Company granted stock options to its employees in January of each year consistent with this philosophy.

The Company further advised that, due to the fact that there has been no public market for the Company’s common stock, the Board has historically determined the fair value of the Company’s common stock prior to making each grant of stock options. In making these fair value determinations, the Board has carefully considered several factors, including, but not limited to, (a) the illiquid nature of an investment in the common stock

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and the likelihood of the development of a public market for the common stock, (b) the Company’s historical financial performance and financial position, (c) the Company’s general business prospects and opportunities for liquidity events, (d) the superior rights, privileges and preferences of the Company’s redeemable participating preferred stock as compared to the rights of the Company’s three classes of common stock, (e) the valuations of public companies in the Company’s industry, and (f) general market conditions in the Company’s industry. In addition, the Board has weighed heavily the underlying prices to third parties of the issuance of the Company’s common stock and redeemable participating preferred stock, if any, immediately prior to or subsequent to the option grants.

The Company advises the Staff that in January 2004, the Company granted 81,000 options to employees, none of whom were executive officers of the Company, except for Mr. Velpuri who received his options in connection with the commencement of his employment with the Company. The Board determined that the exercise prices of the options granted exceeded the fair value of the underlying common stock at the time of grant. The Board is composed of several members who are financially sophisticated and regularly engage in valuing businesses for the purposes of their own investment activities. The valuation was made contemporaneously with the granting of the options. The Company accounts for options to purchase common stock in accordance with APB Opinion No. 25. Prior to January 2004, there had been no sales by the Company of its securities since 2001 for the Board to consider in determining the fair value of the Company’s shares of common stock.

The fair value of the Company’s common stock on January 2004 was determined using the following factors:

•	The Company prepared a list of 24 public companies in businesses similar to that of the Company. Multiples of trailing 12-month revenues and EBITDA, as well as forward 12-month revenues and EBITDA, were developed and the mean averages were applied to the Company’s actual and projected results. The Company then developed a deemed market value of the Company as if it were a public company based on that data.

•	A private company discount was then applied to the multiples based on the following criteria: (i) the growth rate between 2002 and 2003 was minimal; (ii) 2003 was the first year of operating income since 1999; (iii) amounts owed to preferred shareholders were accumulating to be paid in 2006; and (iv) the Company’s litigation involving The Gallup Organization was still pending. The Company applied a 10% discount rate to its deemed public company valuation, resulting in a value at $2.70 per share of common stock.

Securities and Exchange Commission

May 17, 2005

Although the Board had determined that the fair value of the Company’s common stock was $2.70 per share, the Board set the exercise price of the option granted to Mr. Velpuri at $3.50 per share and the options to purchase 56,000 shares granted to non-executive employees at $3.70 per share.

The Company also advises the Staff that the estimated IPO price of the Company’s common stock has not yet been determined. The Company will provide the Staff with the information related to the intrinsic value of the options as of the most recent balance sheet date and the factors contributing to the difference between the fair value as of the date of grant and the estimated IPO price when the estimated IPO price range has been determined.

The Company also advises the Staff that it did not obtain a contemporaneous valuation by an independent third party valuation firm because the Company believed it had sufficient data to determine a fair valuation based on available data. Moreover, the Company did not believe that an initial public offering of its common stock would occur in the foreseeable future.

Consolidated Results of Operations and Geographic Information, page 39

53.	We note that you conduct business in the Middle East, Africa and Asia-Pacific. Please supplementally provide us with a list of the countries in which you conduct business and please quantify the amounts of revenue you derive from each country.

Please refer to the response to the Company’s response to the Staff’s Comment 48 above.

Revenue, page 40

54.	Please revise to describe any known trends or uncertainties that have had or that you reasonably expect to have a material favorable or unfavorable impact on net sales or revenues or income from continuing operations. Refer to Item 303(a)(3) (ii) of Regulation S-K.

The Company respectfully advises the Staff that known trends and uncertainties likely to have a material favorable or unfavorable impact on net sales or revenues or income from continuing operations are disclosed beginning on page 35 of the Registration Statement under “Sources of Revenue.”

55.	Please revise to state the extent to which your increase in revenues can be attributed to an increase in price as opposed to an increase in the volume of your solutions being sold. Refer to Item 303(a)(3)(iii) of Regulation S-K.

The Company has clarified the disclosure on page 44 of the Registration Statement in response to the Staff’s comment.

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May 17, 2005

56.	Please revise to discuss the impact of inflation and changing prices (in the U.S. and other countries where you do business) for your three most recent fiscal years. Refer to Item 303 (a)(3)(iv) of Regulation S-K.

The Company supplementally advises the Staff that inflation and changing prices did not significantly impact its results in its three most recent fiscal years.

Financing Activities, page 45

57.	Please revise to note whether you have sufficient cash resources, without the proceeds of the offering, to continue in operation for the next twelve months. If necessary, you may differentiate between cash needed to maintain versus grow the operations.

The Company has revised the disclosure on page 51 of the Registration Statement in response to the Staff’s comment.

58.	Please revise to discuss any current plans for further equity offerings in the near term, including a follow-on public offering in the event of an increase in your share price. Further, if applicable, clarify how much of an increase in the share price would trigger an offering and what you intend to do with the proceeds. Please also discuss any current plans to issue preferred stock.

The Company has revised the disclosure on page 51 of the Registration Statement in response to the Staff’s comment.

59.	You state that you have a “$10 million line of credit with a bank.” Please revise to identify the bank with which you have the line of credit.

The Company has revised the disclosure on page 50 of the Registration Statement in response to the Staff’s comment.

Financing Activity, page 45

60.	Please quantify the amounts of net cash used for the repayment of (1) borrowings under the line of credit, (2) notes payable, and (3) capital lease obligations.

The Company has revised page 51 of the Registration Statement in response to the Staff’s request.

Contractual Obligations and Commitments, page 45

61.	Please briefly describe what is included in each obligation category. Please also describe any provisions that create, increase or accelerate obligations, or other pertinent data to the extent necessary for an understanding of the timing and amount of the contractual obligations. Refer to Item 303(a)(5) of Regulation S-K.

The Company has revised page 52 of the Registration Statement in response to the Staff’s comment.

Securities and Exchange Commission

May 17, 2005

Business, page 48

General

62.	Please revise to more concisely describe your products and services. We note the repetitive disclosure under “Our Solution,” “Strategy” and “Our Products and Services.”

The Company has revised the disclosure in the Business section of the Registration Statement in response to the Staff’s comment.

63.	Similar to our earlier comment, the basis for your beliefs and assertions must be clear from the text of the prospectus or provided supplementally to us. An example of such statements include, but are not limited to, the following:

•	“The HR departments of most of these organizations, however, have only implemented HR information systems.” (Page 48)

•	“We believe that few organizations have systemized best practices for talent acquisition and employee performance management.” (Page 42)

•	“Today, many organizations’ talent acquisition functions consist of manual, paper-based processes.” (Page 49)

•	“Many organizations have neither automated nor applied best practices to employee performance management.” (Page 49)

•	“We believe that organizations have become increasingly dissatisfied with traditional enterprise software applications, resulting in the growing adoption of the on-demand model for enterprise software.” (Page 50)

The Company respectfully advises the Staff that the beliefs and assertions that are referenced in the Staff’s comment and elsewhere in the Registration Statement are based upon the Company’s more than 20 years of experience in the talent management and employee performance management industry. In the process of selling and providing its solutions in the marketplace, the Company conducts audits of its clients and prospective clients, interviews representatives of clients’ HR departments to determine their internal processes, collects client data and prepares white papers on ways in which the Company’s solutions address needs in those organizations.

Our Strategy, page 52

64.	You state in the third bullet on page 53 that you have “90 developers in Hyderbad providing (you) with low-cost, 24 hours a day, 7 days a week development capabilities.” Please quantify the term “low-cost.” This quantification should include a comparison of the cost of your Hyderbad developer as compared to your U.S. developers.

The Company has revised the disclosure on page 60 of the Registration Statement in

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May 17, 2005

response to the Staff’s comment.

65.	On page 5, you state that you have approximately 72 developers in India. In this section, you state that you have roughly 90 developers in India. Please revise or advise us to the reason for the discrepancy.

In response to the Staff’s comment, the Company has revised its disclosure on page 65 of the Registration Statement to correct a typographical error.

Our Products and Services, page 53

66.	Please revise to disclose the amount of revenues derived from talent acquisition services, employee performance management services and employment process services.

The Company respectfully advises the Staff that it does not individually track the revenues that it receives from talent acquisition services, employee performance management services and employment process services; the Company’s clients typically purchase solutions consisting of one or more of categories or the Company’s offerings.

Our Employee Performance Management Solution

Kenexa Career Tracker, page 55

67.	Please revise to clarify what you mean by “create cascading goal systems for increased organizational alignment.”

The Company has revised the disclosure on page 61 of the Registration Statement in response to the Staff’s comment.

Clients, page 59

68.	Please note the average length of your client engagements.

The Company has revised the disclosure on page 65 of the Registration Statement in response to the Staff’s comment.

69.	Disclose your basis of selection for referencing the clients listed on page 54. Specifically, why do you only list “some” of your top 20 clients by revenue for the year ended December 31, 2004. Your basis should be one that is objective and quantifiable. Refer to Item 101(c)(vii) of Regulation S-K. You should not be highlighting only the customers that are widely known.

The Company advises the Staff that the clients described beginning on page 65 of the Registration Statement were selected to illustrate a range of the use of the Company’s various solutions by clients. The Company respectfully advises the Staff that nearly all of the Company’s top 20 clients for the year ended December 31, 2004 are large, widely known enterprises.

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May 17, 2005

Competition, page 61

70.	Please revise to disclose your competitive position and your principal methods of competition (e.g., price, service, or product performance). This disclosure should include a discussion on both the positive and negative factors pertaining to your competitive position to the extent that they exist. Refer to Item 101(c)(x) of Regulation S-K.

The Company respectfully submits to the Staff that the disclosure beginning on page 68 of the Registration Statement discloses the Company’s competitive position and principal methods of competition in compliance with Item 101(c)(x) of Regulation S-K. The Company has also added clarifying disclosure on page 69 of the Registration Statement.

Employees, page 62

71.	You state that you have “497 full-time equivalent employees.” Please revise to explain the term “full-time equivalent employees?”

The Company advises the Staff that it has revised its disclosure throughout the Registration Statement to refer to “employees” rather than “full-time equivalent employees.”

Facilities, page 62

72.	Please revise to disclose possible locations for your expansion.

The Company respectfully advises the Staff that it presently has no specific expansion plans or commitments.

73.	Please describe the material terms of the leases, including rental payments, termination and renewal provisions.

The Company has revised the disclosure on page 69 of the Registration Statement in response to the Staff’s comment.

Management, page 64

74.	Please revise to include the term of your executive officers. See Items 401(b) of Regulation S-K.

The Company has added disclosure on page 73 of the Registration Statement in response to the Staff’s comment.

75.	Please state where Ramarao Velpuri was employed from 2000-2003. Refer to Item 401(e) of Regulation S-K.

The Company has revised the disclosure on page 72 of the Registration Statement to correct a typographical error concerning Mr. Velpuri’s employment.

Securities and Exchange Commission

May 17, 2005

76.	Please revise the biography of Mr. Volk to describe the litigation disclosed on page 15. Refer to Item 401(f) of Regulation S-K.

The Company believes that the disclosure contained in Mr. Volk’s biography complies with the requirements of Item 401 of Regulation S-K, including Item 401(f). The Company submits that the litigation involving the accounting firm of which Mr. Volk was a partner is not, and does not relate to, any of the items specified in 401(f).

Executive Compensation, 69

77.	Please revise your compensation table to include information for 2005. We note that on page 74 you disclose that options were granted to management in April 2005.

In response to the Staff’s comment, the Company has added disclosure on page 76 of the Registration Statement concerning 2005 compensation information.

78.	Please revise to state how your executive bonuses are determined and whether your Board of Directors must approve the payment of those bonuses.

In the response to the Staff’s comment, the Company has added disclosure on page 76 of the Registration Statement.

79.	Please revise to state whether you have employment contracts with any members of management and describe the material terms of those contracts. Refer to Item 402(h) of Regulation S-K. This description should include whether there is any cash and the cash compensation, severance payments, termination, renewal and non-compete provisions. Also, please file all the employment agreements you have with your executives and key employees as Exhibits.

The Company advises the Staff that it does not have any employment agreements with members of management. The Company has added disclosure on page 76 of the Registration Statement in response to the Staff’s comment.

Certain Relationships and Related Party Transactions, page 75

80.	We note on page 65 that Barry Abelson is a partner at Pepper Hamilton, LLP and has been a member of your board of directors since 1997. Please revise this section to note the compensation that you have paid or plan to pay to Pepper Hamilton, LLP since 2002. Refer to Instruction 2 to Item 404 of Regulation 8-K.

The Company has added disclosure to page 85 of the Registration Statement in response to the Staff’s comment.

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May 17, 2005

Loans to Executive Officers, page 76

81.	Please revise your disclosure to note the current status of the loans to your directors that have been suspended and your plans regarding the collection of those loans.

The Company has added disclosure on page 83 of the Registration Statement in response to the Staff’s comment. The Company supplementally advises the Staff that it expects Mr. Erickson’s obligation to be repaid prior to the distribution of any preliminary prospectus.

Management Agreement page 77

82.	Please revise to disclose the number of shares and the percentage of outstanding share currently held by Parthenon Investors, L.P.

The Company has revised the disclosure on page 85 of the Registration Statement in response to the Staff’s comment.

83.	You state that you pay an annual management fee of $75,000 to Parthenon for advisory services which include board participation. Please revise to state whether Mr. Rutherford, the Parthenon board appointee, receives the $15,000 director fee and the $1,250 compensation committee fee discussed on page 68 in addition to the $75,000 that is paid to Parthenon.

The Company has revised the disclosure on page 85 of the Registration Statement in response to the Staff’s comments.

Principal and Selling Shareholders, page 78

84.	Please identify all selling shareholders who are registered broker-dealers or affiliates of broker dealers. Additionally, tell us if the broker-dealer received the securities as underwriting compensation. Please note, a registration statement registering the resale of shares being offered by broker-dealers must identify the broker-dealers as underwriters if the shares were not issued as underwriting compensation.

Each of the selling shareholders made a representation to the Company that such selling shareholder was not, nor was such selling shareholder affiliated with, a registered broker-dealer. However, the Company recently learned that Wafra Acquisition Fund 14, L.P. is associated or affiliated with Wafra Securities, Inc., a registered broker-dealer. With respect to Wafra Acquisition Fund 14, L.P., please see the Company’s response to the Staff’s Comment 85 below.

85.	Please provide an analysis supporting your position that the resale of securities by affiliates of broker-dealers is not an indirect primary offering. Your analysis should address the following points:

•	how long the selling shareholders have held the securities;

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May 17, 2005

•	the circumstances under which the selling shareholders received the securities;

•	the selling shareholders’ relationship to the issuer;

•	the amount of securities involved;

•	whether the sellers are in the business of underwriting securities; and

•	whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.

Assuming the resale of securities by affiliates of broker-dealers is not an indirect primary offering, you must clearly state in your prospectus:

•	the seller purchased in the ordinary course of business; and

•	at the time of the purchase of the securities to be resold the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

With respect to Wafra Acquisition Fund 14, L.P., the Company advises the Staff that it believes Wafra Acquisition Fund 14, L.P. should not be deemed to be an underwriter, as defined by Section 2(a)(11) of the Securities Act of 1933, as amended, based upon the following:

•	Wafra Acquisition Fund 14, L.P. purchased its shares from the Company in connection with a financing that was completed over four years ago, and has held such shares, either beneficially or of record, continuously since that date. Accordingly, the Company believes that Wafra Acquisition Fund 14, L.P.’s shares may be deemed to have “come to rest,” as such concept is understood under the federal securities laws.

•	Wafra Acquisition Fund 14, L.P. did not acquire its shares from the Company with a view to any distribution of securities of the Company, as the concept of a distribution is understood under the federal securities laws, and it made a representation to the Company to such effect at the time that it acquired its shares.

•	The Company has granted to Wafra Acquisition Fund 14, L.P., along with all of its other preferred shareholders other than Westbury Equity Partners SBIC, L.P., the right pursuant to an investor agreement, in the event that both the Company’s gross proceeds from the IPO exceed $75 million and the underwriters exercise their over-allotment option, to sell up to 50% of shares subject to the exercise of such over- allotment option, with each of the preferred stockholders permitted to sell shares in proportion to the amount of cash that they would receive upon the redemption of their preferred stock under the investor agreement.

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May 17, 2005

•	Wafra Acquisition Fund 14, L.P. is not offering or selling its shares for the Company in connection with a distribution of any security by the Company.

•	Wafra Acquisition Fund 14, L.P. has represented to the Company that Wafra Securities, Inc. is not in the business of underwriting securities.

•	Wafra Acquisition Fund 14, L.P. is not offering or selling shares for the Company or any person other than itself, including any other control person, in connection with a distribution.

•	Wafra Acquisition Fund 14, L.P. is not participating, and does not have any direct or indirect participation, in the distribution or the underwriting of the distribution of securities by the Company.

The Company advises the Staff that in response to the Staff’s comment, it has added footnote disclosure to the Principal and Selling Shareholders table on page 87 of the Registration Statement to state that Wafra Acquisition Fund 14, L.P. purchased the securities to be sold by it in the offering in the ordinary course and at the time of its purchase of such securities, Wafra Acquisition Fund 14, L.P. had no agreements or understanding, directly or indirectly, with any person to distribute the securities.

86.	Please disclose the natural persons controlling the investment decisions with respect to shares held by Parthenon Investment Partners, Wafra Acquisition Fund, and Westbury Equity Partners. Refer to Tel. Interp. 45 (March 1999 Supplement).

The Company has revised the disclosure beginning on page 87 of the Registration Statement in response to the Staff’s comment.

Underwriting, page 93

87.	Please disclose the number of shares that will be offered in the directed share program. Supplementally, describe the mechanics of how and when these shares are offered and sold to investors in this directed share program. For example, tell us how you will determine the prospective recipients and number of reserved shares. Tell us how and when you and the underwriters notified the directed share investors, including the types of communication used. Disclose whether the underwriters or the company are using electronic communications or procedures, such as e-mail. Provide us with any materials given to potential purchasers.

Discuss the procedures these investors must follow in order to purchase the offered securities, including how and when the underwriter or the company receives communications or funds. In this regard describe the process for confirmation and settlement of sales to directed share purchasers. Are directed share purchasers required to establish accounts before the effective time, and if so, what if any funds are put in newly established brokerage accounts before the effective date? What relationship, if any, do any funds deposited into new accounts have to the expected price for the shares being allocated to the directed share purchaser? How do the procedures for the directed

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May 17, 2005

share program differ from the procedures for the general offering to the public?

At the Company’s request, the underwriters will reserve shares of the Company’s common stock for sale to certain business associates and employees of the Company, and friends and family members of employees of the Company (“Invitees”), through a Directed Share Program (the “Program”) to be conducted by SG Cowen & Co., LLC (“SG Cowen”). The class of persons for whom shares are reserved under the Program was determined by the Company. The Company will provide SG Cowen with the names and addresses of such Invitees, along with the maximum number of shares which will be reserved for each such Invitee and the Program. Invitees will be invited to participate in the program by an overnight mailing of materials.

In response to the Staff’s comment, the Company respectfully advise the Staff that maximum number of shares that will be offered in the Program has not yet been determined. However, the Company currently expects to reserve no more than five percent (5%) of the aggregate number of shares of the Company’s common stock to be offered in this public offering. The Company respectfully advises the Staff that it will provide that information in a subsequent amendment to the Registration Statement prior to any distribution of preliminary prospectuses.

Based upon information provided by the Company, SG Cowen has advised the Company that it will prepare and mail to each Invitee a package of materials (the “Program Materials”) consisting of (1) a brief letter from SG Cowen, (2) a letter from the Company describing the Program and its mechanics (the “CEO Letter”), (3) a list of documentation required to participate in the Program, including (a) an Indication of Interest Form (an “Indication of Interest”), (b) an “NASD IPO Certification – Certificate for the Purchase of Initial Public Offering Equity Securities” (the “IPO Certification”), and (c) an SG Cowen Account Agreement and related documentation, (4) certain payment procedures for participation by Invitees in the Program, and (5) a checklist for Invitees to use in completing and returning the required Program documents.

The Program Materials will include a copy of the preliminary prospectus included in the Registration Statement and the names and telephone numbers of representatives of SG Cowen who Invitees may contact regarding any questions they may have concerning the Program.

In addition to explaining the mechanics of the Program, the CEO Letter will make it clear that an Invitee is under no obligation to purchase shares through the Program, that returning an Indication of Interest in response to the letter will involve no obligation or commitment of any kind, that an Invitee is not, by reason of his or her inclusion in the Program, assured of obtaining a particular number of shares, that no offer to buy shares may be accepted and no part of the purchase price can be received until the Registration Statement has been declared effective by the Commission, and that any such offer may be

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withdrawn or revoked, without obligation or commitment of any kind, at any time prior to notice of its acceptance given after the effective date of the Registration Statement. The CEO Letter will also contain the legend set forth in Rule 134.

Each Invitee must complete and sign an Indication of Interest and return it to SG Cowen, which is the method by which the Invitee affirms certain statements contained in the Program Materials, including that the Invitee has received a copy of the preliminary prospectus, that the Invitee is aware that he or she is not assured of obtaining the shares requested, and a reiteration of the fact that no offer to buy shares can be accepted, and no part of the purchase price can be received until the Registration Statement has been declared effective, and that the Indication of Interest involves no obligation or commitment of any kind. The Indication of Interest is also designed to provide the vehicle by which the Invitee can indicate the number of shares he or she desires to express an interest in purchasing in the Program and provide certain personal information of the Invitee necessary for the administration of the Program.

The IPO Certification provides the mechanism which allows the Invitee to indicate his or her answers to the questions, also contained in the Program Materials, designed to help SG Cowen determine whether the Invitee is eligible pursuant to NASD Conduct Rule 2790 to participate in the Program.

In addition to providing instructions on how to complete and return an Indication of Interest and other documentation required for participating in the Program, the Program Materials will also contain a series of frequently asked questions about the Program, along with the answers to those questions (the “FAQs”). The FAQs will contain a statement advising the Invitee that the Company, by sending the Program Materials to the Invitee, is expressly not making any recommendation to the Invitee as to whether or not he or she should participate in the Program or how many shares he or she should elect to purchase. The FAQs will also contain a statement informing the Invitee that an investment in the Company’s Common Stock involves a high degree of risk and that before deciding whether or not to elect to purchase any shares, the Invitee is urged to read the accompanying preliminary prospectus and consult with his or her advisors.

Invitees must open an account with SG Cowen to participate in the Program. Following receipt of expressions of interest and the establishment of accounts for Invitees by a certain deadline, which date has not yet been determined, the Company will determine the final allocation of shares to be made available to Invitees. This allocation is made in the sole discretion of the Company.

Once the Registration Statement has been declared effective and the public offering price of the Company’s common stock has been determined, a representative of SG Cowen will contact each Invitee to inform the Invitee of the public offering price and the maximum number of shares that the Company has determined that he or she may

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May 17, 2005

purchase under the Program and to confirm the Invitee’s account number and any other pertinent information. The Invitee will then be asked whether he or she wishes to purchase shares of common stock at that price—the public offering price, and if so, how many shares (subject to a minimum of 100 shares and subject to the maximum number of shares as set by the Company). The Invitee may then decline to purchase shares, agree to purchase shares but specify a lesser number of shares than the maximum number set by the Company, or purchase the maximum number of shares. Invitees must be available by telephone on the date the offering is priced. If a representative of SG Cowen cannot reach an Invitee or the Invitee does not confirm the offer to participate within 24 hours of pricing, the offer will be revoked and the Invitee will lose the opportunity to participate in the Program. In addition, Invitee confirmations to participate or orders sent by electronic mail or left on voice mail will not be accepted. If the Invitee agrees to purchase shares, a copy of the final prospectus is sent to the Invitee, along with a written confirmation of the transaction.

The mechanics of the sale to Invitees is handled in the same way as any other sale of the Company’s common stock to a purchaser participating in the public offering. An Invitee is not required to pre-fund his or her account, and payment is not required to be made by the Invitee until after he or she has confirmed his indication of interest after the pricing of the public offering.

Invitees are not subject to a lock-up as a condition of their participation in the Program. However, in connection with the underwriting of the offering, executive officers and certain holders of the Company’s common stock and all of the Company’s optionholders have entered lock-up agreements with SG Cowen or are subject to similar lock-up agreements contained in the Company’s 2000 Stock Option Plan, as described in the Registration Statement. In addition, in compliance with NASD Rule 2790(e), certain individuals may only participate in the Program if they agree not to sell, transfer, assign, pledge or hypothecate any shares purchased for a specified period of time.

In response to the Staff’s comment, the Company is supplementally providing to the Staff under separate cover a copy of the latest draft of the Program Materials.

Legal Matters, page 95

88.	We note on page 65 that Barry Abelson has been a member of your board of directors since 1997. Please revise this section to note that fact.

The Company advises the Staff that Barry M. Abelson has been a member of the Board since 2000 and that Pepper Hamilton LLP has provided legal services to the Company since 1997. The Company has revised the disclosure on page 104 of the Registration Statement in response to the Staff’s comment.

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May 17, 2005

Where you can find more information, page 95

89.	Please revise to note that the public reading room has been moved to 100 F Street NE, Washington D.C. 20002.

The Company has revised the disclosure on page 104 of the Registration Statement in response to the Staff’s comment.

Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm, page F-2

90.	Please have your auditors amend their report to indicate the city and state where the report was issued in accordance with Rule 2-02 of Regulation S-X.

In response to the Staff’s comment, the Company’s independent registered accountants have amended their report to indicate the city and state where the report was issued and the report on page F-2 of the Registration Statement has been revised to reflect the amendment of such report.

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Account Policies

Goodwill, page F-10

91.	We note that you calculate the fair value of your business components by estimating the undiscounted cash flows to be generated by the respective components. Please advise us as to the consideration you gave to paragraphs 23-25 of SFAS 142 in determining your valuation approach, since the undiscounted cash flows of a business component is not a recommended method for assessing its fair value.

The Company respectively advises the Staff that the Company considered paragraphs 23-25 of SFAS 142 in determining their valuation approach of goodwill. Since quoted market prices for the Company’s common stock are not available, the Company’s approach was based on a calculated market capitalization ratio based on average multiples of revenues for similar size, publicly traded companies in the same service sector. The Company then discounted this average public company market capitalization. The Company also advises the Staff that the prior footnote has been revised to replace the words “undiscounted cashflows” with the words “undiscounted cashflows.” The Company has revised the footnote to read as follows:

On January 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets (“SFAS 142”), which superseded Accounting Board Opinion No. 17, Intangible Assets. Upon adoption of SFAS 142, the Company ceased amortization of existing goodwill and is required to review the carrying

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May 17, 2005

value of goodwill for impairment. If goodwill becomes impaired, some or all of the goodwill could be written off as a charge to operations. This comparison is performed annually or more frequently if circumstances indicate that the carrying value may not be recoverable. The Company has reviewed the carrying values of goodwill of each business component by comparing the carrying values to the estimated fair values of the business components. The fair value is based on management’s estimate of the future discounted cash flows to be generated by the respective business components and comparable company multiples. These cash flows consider factors such as future operating income, historical trends, as well as demand and competition. Comparable company multiples are based upon public companies in sectors relevant to the Company’s business based on its knowledge of the industry. Changes in the underlying business could affect these estimates, which in turn could affect the recoverability of goodwill. Management determined that the carrying values of its goodwill did not exceed the fair values and as a result believes that no impairment of goodwill existed at December 31, 2004.

Note 7. Income Taxes

92.	You state that based on historical taxable income in 2003 and projected taxable income in 2004 and 2005, you have reduced the valuation allowance. In a supplemental response, please explain this in further detail. We note that you have experienced losses in each of the last three years.

The Company reduced the valuation allowance for the deferred tax asset by $1,022,800 at December 31, 2004 to reflect the expected utilization of net carryforward losses. The Company’s deferred tax assets have not resulted from the implementation of any tax strategies nor does the realization of this deferred tax asset depend on any future tax strategies. The Company further justifies their position as follows:

The Company had reported taxable income on their Federal corporate tax return for 2003 and 2002 in the amount of $3,218,000 and $215,000, respectively, which allowed the Company to utilize a portion of the NOL carryforwards. For those same years, the Company had recorded book pre-tax losses of $12,149,000 and $1,301,000 for 2003 and 2002, respectively. The difference between taxable income and book income were permanent differences due to the adoption of SFAS 150. The pre-tax loss for 2003 was generated by the Company’s adoption of SFAS 150, which included adjustments in the amount of $11,233,392 and $1,667,351 to reflect mandatory redeemable preferred stock at fair value at balance sheet date and to record dividends as interest expense.

For the year ended December 31, 2004, the Company had a pre-tax accounting loss of $4,588,462 and an estimated taxable income of approximately $2,557,000. Pretax losses for 2004 include adjustments in the amount of $4,895,146 to reflect mandatory redeemable preferred stock to fair value in accordance with SFAS 150, such charges are permanent differences between tax and book income. The Company also recorded

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May 17, 2005

dividends of $3,490,713 as interest expense in 2004.

Item 15. Recent State of Unregistered Securities, page II-2

93.	Please revise to specify the exemption relied upon for each issuance, rather than generally referring to Section 4(2) and Rule 701. Please also identify the shareholders or describe the class of persons for the issuances since April 2005. Refer to Item 701 of Regulation S-K.

In response to the Staff’s comment, the Company has revised its disclosure on page II-2 of the Registration Statement. In addition, the Company has revised the disclosure on page II-3 of the Registration Statement to identify the shareholders that will receive shares of common stock at the closing of the IPO to be made pursuant to the prospectus in the Registration Statement upon the redemption of its series A preferred stock and series B preferred stock and the conversion of its class B common stock and class C common stock pursuant to the terms of an investor agreement between the Company and the holders of its preferred stock and class B and class C common stock.

Exhibits

94.	Please file the legal opinion with your next amendment, or provide us with a draft legal opinion. We must review your opinion and all other remaining exhibits before the registration statement is declared effective and we may have additional comments.

The Staff’s comment is duly noted. The Company will provide the draft legal opinion supplementally under separate cover.

Securities and Exchange Commission

May 17, 2005

We thank you for your prompt attention to this letter responding to the Staff’s Comment Letter and look forward to hearing from you at your earliest convenience. Please direct any questions concerning this filing to the undersigned at 610.640.7839 or to Barry M. Abelson at 215.981.4282.

Very truly yours,

/S/ JOHN P. DUKE
John P. Duke

cc:	Nooruddin S. Karsan

Donald F. Volk

Selim Day

Shawn J. Lindquist

George Mark

Barry M. Abelson